UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

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☑           Definitive Proxy Statement

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☐           Soliciting Materials under § 240.14a-12

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Registrant as Specified in its Charter)

CAVENDISH GLOBAL LIMITED CAVENDISH ACQUISITION CORPORATION BURLINGTON UK LTD ERICHTON INVESTMENTS LTD.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SPECIAL MEETING OF SHAREHOLDERS
OF
CHIQUITA BRANDS INTERNATIONAL, INC.
TO BE HELD ON SEPTEMBER 17, 2014

PROXY STATEMENT
OF
CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
BURLINGTOWN UK LTD
ERICHTON INVESTMENTS LTD.

SOLICITATION OF PROXIES IN OPPOSITION TO
THE PROPOSED COMBINATION OF
CHIQUITA BRANDS INTERNATIONAL, INC. AND FYFFES PLC

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are furnished by Cavendish Global Limited, a company incorporated in England and Wales (“Cavendish Global”), and Cavendish Acquisition Corporation (“Merger Sub”), a New Jersey corporation and a wholly owned subsidiary of Cavendish Global, (throughout this Proxy Statement, we refer to Cavendish Global and Merger Sub, collectively with Burlington UK LTD and Erichton Investments Ltd., as “Cutrale-Safra”, “we” or “us”).  This Proxy Statement is being furnished in connection with Cutrale-Safra’s solicitation of proxies to be used at the special meeting (the “Special Meeting”) of shareholders of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), to be held on September 17, 2014, at NASCAR Plaza located at 550 South Caldwell Street, Charlotte, North Carolina 28202, beginning at 9:00 a.m., Eastern Time, and at any adjournments, postponements or reschedulings thereof.  Cavendish Global is owned 50% by Burlington UK LTD and 50% by Erichton Investments Ltd. and is the vehicle through which Cutrale-Safra is proposing to acquire Chiquita. See "Certain Information Regarding Cavendish Global and Merger Sub and their Affiliates" on page 14.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to Chiquita shareholders on or about August 28, 2014.

Pursuant to this Proxy Statement, Cutrale-Safra is soliciting proxies from holders of common stock, par value $0.01 per share (the “Chiquita Shares”), of Chiquita, to (a) vote “AGAINST” the proposal to adopt the transaction agreement, dated March 10, 2014 (as the same may be amended, the “Fyffes Transaction Agreement”), among Chiquita, Fyffes plc (“Fyffes”), Twombly One Limited, now known as ChiquitaFyffes Limited (“ChiquitaFyffes”), CBII Holding Corporation and Chicago Merger Sub, Inc. and to approve the merger of Chicago Merger Sub, Inc. with and into Chiquita, with Chiquita as the surviving entity (the “Fyffes Transaction Proposal”), and (b) vote “FOR” the Cutrale-Safra Negotiation Proposal (as defined below).  In addition, Cutrale-Safra is soliciting proxies from holders of Chiquita Shares to vote “AGAINST” the Related Fyffes Proposals (as defined below).

At the Special Meeting, Cutrale-Safra intends to seek to move to adjourn the Special Meeting (the “Cutrale-Safra Negotiation Proposal”) prior to any vote being taken with respect to the Fyffes Transaction Proposal if the following conditions (such conditions, the “Adjournment Conditions”) are met:

•
Cutrale-Safra has received proxies to vote “AGAINST” the Fyffes Transaction Proposal from the Chiquita shareholders entitled to vote at the Special Meeting sufficient to defeat the Fyffes Transaction Proposal; and

•
the Chiquita Board has publicly announced on or prior to the date of the Special Meeting that it will engage with Cutrale-Safra with respect to the Cutrale-Safra Proposal (as defined below) (such condition, the “Engagement Condition”).

If any motion for adjournment (including the adjournment proposal described in the Chiquita Proxy Statement for consideration at the Special Meeting) is made at the Special Meeting other than the Cutrale-Safra Negotiation Proposal (such other adjournment proposal, an “Other Adjournment Proposal”), Cutrale-Safra will use its proxies to vote “AGAINST” such Other Adjournment Proposal.  See “What is Cutrale-Safra’s Plan for the Special Meeting?” on page 7.

The Fyffes Transaction Proposal and the Related Fyffes Proposals are described in the definitive proxy statement filed by Chiquita (the “Chiquita Proxy Statement”) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2014.  According to the Chiquita Proxy Statement, Chiquita has set August 4, 2014, as the record date (the “Chiquita Record Date”) for determining those shareholders who will be entitled to vote at the Special Meeting (the “Record Date”).  According to the Chiquita Proxy Statement, the principal executive offices of Chiquita are located at 550 South Caldwell Street, Charlotte, North Carolina 28202, United States.

i

WE ARE SOLICITING PROXIES FROM CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL.  WE BELIEVE THAT THE PROPOSED COMBINATION OF CHIQUITA AND FYFFES (THE “PROPOSED FYFFES COMBINATION”) DOES NOT PROVIDE ADEQUATE VALUE TO CHIQUITA SHAREHOLDERS.  WE BELIEVE THAT OUR $13.00 PER SHARE ALL-CASH PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CHIQUITA SHAREHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SIGNIFICANTLY GREATER FINANCIAL VALUE AND MORE CERTAIN VALUE TO CHIQUITA SHAREHOLDERS THAN THE PROPOSED COMBINATION WITH FYFFES.

VOTING “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL WILL ALLOW CHIQUITA SHAREHOLDERS TO PRESERVE OPTIONALITY.  IT IS NOT ENOUGH FOR YOU TO VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL IF YOU WANT TO PRESERVE OPTIONALITY.  YOU MUST ALSO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL SO THAT THE SPECIAL MEETING CAN BE ADJOURNED IN ACCORDANCE WITH THE FYFFES TRANSACTION AGREEMENT.  YOU SHOULD ALSO URGE THE CHIQUITA BOARD TO SATISY THE ENGAGEMENT CONDITION.

On August 11, 2014, the Cutrale Group and the Safra Group publicly announced their proposal to acquire 100% of the issued and outstanding Chiquita Shares in an all-cash transaction at a price of $13.00 per Chiquita Share in cash to Chiquita shareholders (the “Cutrale-Safra Proposal”).

On August 14, 2014, Chiquita announced that the Chiquita Board of Directors (the “Chiquita Board”) had rejected the Cutrale-Safra Proposal and refused to furnish information to or engage in discussions and negotiations with representatives of the Cutrale Group and the Safra Group to discuss the merits of the Cutrale-Safra Proposal.

Cutrale-Safra continues to believe that the Cutrale-Safra Proposal represents a highly compelling premium of 29% to the $10.06 closing sales price per Chiquita Share on August 8, 2014, the last trading day before the Cutrale-Safra Proposal was announced.  See page 1.

The value per Chiquita Share that would be provided by the Cutrale-Safra Proposal represents a superior valuation when compared to Chiquita’s historical trading multiples.  The proposed cash consideration, including the assumption of Chiquita net debt, represents an 11.8x multiple of Chiquita’s reported Adjusted EBITDA for the last 12 months ended June 30, 2014.  See page 2.  On March 7, 2014, the last trading day prior to the announcement of the Fyffes Transaction Agreement, the closing sales price of Chiquita Shares as reported by the New York Stock Exchange (“NYSE”) was $10.84 per share.  Since the announcement of the Proposed Fyffes Combination, the sales price for Chiquita Shares has further declined to $10.06 per share as of August 8, 2014.  See page 1.

Cutrale-Safra remains confident that the Cutrale-Safra Proposal offers compelling and more certain value for Chiquita shareholders as compared with the Proposed Fyffes Combination, and we believe it is evident that Chiquita’s shareholders recognize this as well.  On August 11, 2014, the day the Cutrale Group and the Safra Group announced the Cutrale-Safra Proposal, the closing sales price for Chiquita Shares was $13.10 per share, which was approximately 30% higher than the closing sales price on the prior trading day.  The closing sales price for the ordinary shares of Fyffes (“Fyffes Shares”) dropped approximately 20% from the prior trading day to €0.92 per share.  The Cutrale Group and the Safra Group are not interested in acquiring ChiquitaFyffes.  Accordingly, the Cutrale-Safra Proposal is subject to the termination of the Fyffes Transaction Agreement.  See page 5.

Cutrale-Safra is disappointed that the Chiquita Board simply rejected the Cutrale-Safra Proposal without making any effort to reach out to the representatives of the Cutrale Group or the Safra Group to explore the Cutrale-Safra Proposal.  We strongly believe that it is inconsistent with the Chiquita Board’s fiduciary duties under applicable law not to furnish information to or engage in discussions or negotiations with us given that the Cutrale-Safra Proposal provides greater and more certain value to Chiquita’s shareholders than the Proposed Fyffes Combination.

ii

Cutrale-Safra is specifically soliciting proxies from holders of Chiquita Shares to vote “AGAINST” the Fyffes Transaction Proposal and to vote “FOR” the Cutrale-Safra Negotiation Proposal.  We are not proposing to use the proxies received to vote down the Fyffes Transaction Proposal at the Special Meeting if the Cutrale-Safra Negotiation Proposal is passed.  However, under the terms of the Fyffes Transaction Agreement, the Special Meeting can only be adjourned without risking the Proposed Fyffes Combination if enough Chiquita shareholders vote “against” the Fyffes Transaction Proposal.  While the Special Meeting is adjourned, the Chiquita Board would have the ability (subject to compliance with the Fyffes Transaction Agreement) to engage with Cutrale-Safra to negotiate a deal and provide Cutrale-Safra with due diligence.  During this time Fyffes would not have the right to terminate the Fyffes Transaction Agreement due to an adjournment by the Chiquita Board of the Special Meeting and the Chiquita Board engaging with Cutrale-Safra, in each case, in compliance with the Fyffes Transaction Agreement.  The Fyffes Transaction Agreement gives Fyffes the right to terminate the Fyffes Transaction Agreement for various reasons, including for certain breaches by Chiquita, as described below under “Certain Information Regarding the Proposed Fyffes Combination—Termination; Termination Fees.”

SEND A MESSAGE TO THE CHIQUITA BOARD THAT YOU, THE OWNERS OF THE COMPANY, WANT THE CHIQUITA BOARD TO ENGAGE WITH CUTRALE-SAFRA.  VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL.

We are also soliciting proxies to vote “AGAINST” the following related proposals described in the Chiquita Proxy Statement (collectively, the “Related Fyffes Proposals”), although we believe that these proposals will be rendered moot in any event if the Fyffes Transaction Proposal is disapproved by Chiquita shareholders:

•
the proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes which are required under Irish law in order to allow ChiquitaFyffes to make distributions and to pay dividends and repurchase or redeem shares following completion of the combination;

•
the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination;

•	the proposal to approve the Amended Chiquita Stock and Incentive Plan (as defined in the Chiquita Proxy Statement); and

•	the proposal to approve any motion to adjourn the Special Meeting in certain circumstances (other than the Cutrale-Safra Negotiation Proposal).

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE THE CUTRALE-SAFRA PROPOSAL AT THIS TIME.  IF YOU VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL AND THE SPECIAL MEETING IS ADJOURNED TO A LATER DATE, YOU WOULD STILL HAVE AN OPPORTUNITY TO VOTE “FOR” THE PROPOSED FYFFES COMBINATION AT THE RESUMED MEETING IF CHIQUITA AND CUTRALE-SAFRA ARE UNABLE TO REACH AN AGREEMENT. A VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL OR THE RELATED FYFFES PROPOSALS WILL NOT OBLIGATE YOU TO VOTE “FOR” THE CUTRALE-SAFRA PROPOSAL AT ANY FUTURE MEETING OF CHIQUITA SHAREHOLDERS.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CHIQUITA, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE.  ONLY YOUR LATEST DATED PROXY COUNTS.  VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.  NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES.  WE URGE YOU TO VOTE BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.

IF YOUR CHIQUITA SHARES ARE HELD IN “STREET NAME,” DELIVER THE ENCLOSED GOLD VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR INSTRUCT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF.  IF YOUR BROKER OR BANK OR THE CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY TELEPHONE OR INTERNET, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED GOLD VOTING INSTRUCTION FORM.

 iii

REASONS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND RELATED FYFFES PROPOSALS; REASONS TO VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL

Cutrale-Safra is soliciting proxies from Chiquita shareholders in opposition to the Proposed Fyffes Combination and specifically “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal.  Cutrale-Safra urges all Chiquita shareholders to vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal for the following reasons:

A vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals preserves your opportunity to receive the $13 per share in cash for your Chiquita Shares contemplated by the Cutrale-Safra Proposal.

We believe that the Cutrale-Safra Proposal, if consummated, would be superior to the Proposed Fyffes Combination because it would provide Chiquita’s shareholders an opportunity to realize a significant premium for their Chiquita Shares and offers compelling and more certain value for Chiquita shareholders than the Proposed Fyffes Combination.  Under the Cutrale-Safra Proposal, all the Chiquita Shares would be acquired for cash consideration and Chiquita shareholders would receive immediate cash value for their Chiquita Shares at a significant premium, but will no longer hold any Chiquita Shares.  On the other hand, the Proposed Fyffes Combination provides no cash to Chiquita shareholders.

On March 7, 2014, the last trading day prior to the announcement of the Fyffes Transaction Agreement, the closing sales price for Chiquita Shares as reported by the NYSE was $10.84 per share.  Since the announcement of the Proposed Fyffes Combination on March 10, 2014, the closing sales price for Chiquita Shares further declined to $10.06 per share as of August 8, 2014.  Based upon Chiquita’s closing share price of August 8, 2014, the last trading day prior to our announcement of the Cutrale-Safra Proposal, the proposed price of $13.00 per Chiquita share represents a compelling premium of 29% to the market’s valuation of the Proposed Fyffes Combination.  Our valuation methodology is based on the assumption that over the past five months since the announcement of the Proposed Fyffes Combination on March 10, 2014, the market has correctly and fully incorporated the value of the Proposed Fyffes Combination into the Chiquita stock price and that the closing sales price of $10.06 reflects the value that the market has ascribed to the Proposed Fyffes Combination.  The 29.2% premium exceeds the median premium of 23.9% paid in comparable public precedent transactions (based on a survey of publicly available information of 331 all-cash transactions consummated between January 1, 1999 and the date of this Proxy Statement and with a transaction size between $750 million and $1.5 billion).

We are confident in our belief that Chiquita’s shareholders recognize that the Cutrale-Safra Proposal is far superior to the Proposed Fyffes Combination.  On August 11, 2014, the day the Cutrale Group and the Safra Group announced the Cutrale-Safra Proposal, the closing sales price for Chiquita Shares was $13.10 per share, which was approximately 30% higher than the closing sales price on the prior trading day.  The closing sales price for the Fyffes Shares dropped approximately 20% from the prior trading day to €0.92 per share.

In addition, we believe that $13.00 per Chiquita Share is a compelling price for Chiquita as a standalone company as well as compared to the expected value of ChiquitaFyffes as a combined company, in each case based on the financial analyses undertaken by Goldman, Sachs & Co., financial advisor to Chiquita (“GS”), as described in the Chiquita Proxy Statement.  The $13.00 per Chiquita Share price exceeds the high-end of the range of implied present values per share of $6.89 to $10.51 for Chiquita as a standalone company, which is described as having been derived from an illustrative implied present value of future stock price analysis and is at the upper half of the range of values per share of $10.04 to $13.35 for Chiquita as a standalone company, which is described as having been derived from GS’s illustrative discounted cash flow analysis.  The $13.00 per Chiquita Share price exceeds the high-end of the range of implied present values per share of $9.96 to $11.42 for ChiquitaFyffes (including estimated synergies), which is described as having been derived from GS’s illustrative implied present value of future stock price analysis and is at the high-end of the range of values per share of $11.27 to $13.92 for ChiquitaFyffes (including estimated synergies), which is described as having been derived from GS’s illustrative discounted cash flow analysis.

Moreover, the proposed cash consideration of the Cutrale-Safra Proposal, including the assumption of Chiquita net debt, represents an 11.8x multiple of Chiquita’s reported Adjusted EBITDA for the last 12 months ended June 30, 2014.  This represents the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions to the Proposed Fyffes Combination that were used in the Chiquita Proxy Statement.

The equity capital markets and market prices for Chiquita Shares and Fyffes Shares have fluctuated since the announcement of the Proposed Fyffes Combination and can be expected to continue to fluctuate until the date of the Special Meeting.  Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Chiquita or Fyffes, market assessments of the likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market and economic conditions and other factors.  Chiquita shareholders are urged to consider these factors prior to deciding how to vote.

A vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals stops the Chiquita Board of Directors from proceeding with a transaction that Cutrale-Safra believes is an inferior transaction.

Chiquita has entered into a transaction agreement with Fyffes pursuant to which Chiquita shareholders will receive no cash for their Chiquita Shares.  Pursuant to the Fyffes Transaction Agreement, upon consummation of the Proposed Fyffes Combination, Chiquita shareholders will receive one ChiquitaFyffes ordinary share for each Chiquita Share.  We believe this exchange ratio will not reflect the fair value of the Chiquita Shares particularly in light of the fact that Chiquita shareholders are expected to hold only approximately 50.7% of the ChiquitaFyffes ordinary shares, on a fully diluted basis, after giving effect to the scheme and the merger.  The market value of the ChiquitaFyffes ordinary shares could vary significantly from the market value of the Chiquita Shares on the date of the Special Meeting or the date the Fyffes Transaction Agreement was entered into.  Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Chiquita or Fyffes, market assessments of the likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market and economic conditions and other factors.

Cutrale-Safra believes that the benefit, if any, to be received by Chiquita shareholders from the Proposed Fyffes Combination will be based solely on the future performance of a combination of Fyffes and Chiquita, which is speculative and inherently uncertain.  Future performance and the realization of potential synergies depends largely on the ability of Chiquita and Fyffes to successfully integrate various aspects of their businesses. As stated in the Chiquita Proxy Statement, the combination of two independent businesses is a complex, costly and time-consuming process and could result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention.  Chiquita has experienced integration difficulties in the past, particularly following its acquisition of the Fresh Express unit of the Performance Food Group in 2005.  According to a press release issued by Chiquita at the time of the acquisition, the Fresh Express unit’s 2004 adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $91 million.  Since acquiring the business for $855 million in 2005, Chiquita has announced $555 million of impairment charges related to the acquisition and according to Chiquita’s 2013 annual report, the operating income before depreciation and amortization for Chiquita’s Salad segment was $31 million for the 2013 fiscal year.  Although Chiquita announced a goal of achieving operating margins of 7 to 8% in the Salad segment as a result of its strategic transformation plan launched over two years ago, the performance of the Salad segment has continued to underwhelm, with operating income margins of 1% over the last six months ended June 30, 2014, according to Chiquita’s latest quarterly report.  Fyffes is also inexperienced in integrating acquisitions, especially of the scale of the Proposed Fyffes Combination which would increase the scale of Fyffes’ operations by nearly 200% (based on the pro forma combined 2013 revenue of Chiquita and Fyffes compared to Fyffes’ standalone 2013 revenue).  In addition, according to the Chiquita Proxy Statement, the Chiquita Board expects the Proposed Fyffes Combination to generate at least $40 million in expected annual pre-tax operating synergies by the end of 2016 as well as to result in administrative cost savings and enhanced operational cost efficiencies.  However, given the difficulty and costs inherent in integrating diverse, global businesses such as Chiquita and Fyffes, there is no assurance that the expected synergies, cost savings and other benefits of the Proposed Fyffes Combination will be realized fully or at all.

In addition, the Proposed Fyffes Combination is structured as a tax inversion transaction, with Chiquita benefiting from the fact that its parent company, ChiquitaFyffes, would be an Irish incorporated entity and would therefore be classified as a non-U.S. tax resident for U.S. federal income tax purposes.  However, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including pursuant to the proposed Stop Corporate Inversions Act of 2014, and this legislation, if passed, could have an adverse effect on ChiquitaFyffes’ shares.  The U.S. Treasury Department has also announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of companies to engage in inversions, as well as approaches that could meaningfully reduce the tax benefits after inversions take place.

The all-cash Cutrale-Safra Proposal, in addition to providing a compelling 29% premium to the market’s valuation of the Proposed Fyffes Combination, does not expose Chiquita’s shareholders to the risks or uncertainties that are inherent in the Proposed Fyffes Combination.  The Cutrale-Safra Proposal is not subject to any financing conditions and the Cutrale Group and/or the Safra Group will provide the necessary capital to cover the all-cash consideration and also to fund any repurchase or redemption obligations that Chiquita may have under its 7.875% senior secured notes due 2021 and 4.25% convertible senior notes due 2016, respectively.  In addition, we expect that the Cutrale-Safra Proposal will constitute a change of control under the asset based lending credit facility, dated February 5, 2013, as amended from time to time (the “Chiquita Credit Facility”), with certain financial institutions as lenders, and Wells Fargo Bank, National Association, as administrative agent, in which case the Cutrale Group and the Safra Group will provide the necessary capital to refinance the Chiquita Credit Facility as necessary.  Based on Chiquita’s latest quarterly report, as of June 30, 2014, there were no borrowings outstanding under the Chiquita Credit Facility, of which $24 million is used to support letters of credit, and approximately $5.6 million of term loans were outstanding under the Chiquita Credit Facility.  All necessary capital to consummate the Cutrale-Safra Proposal and any refinancings related thereto will be provided by the Cutrale Group and/or the Safra Group from cash on hand to Cavendish Global Limited through their affiliates, Burlingtown UK LTD and Erichton Investments, Ltd., respectively.  Additionally, we do not believe there will be regulatory obstacles which would prevent Cutrale-Safra from closing the Cutrale-Safra Proposal before the end of the year.

A vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals encourages the Chiquita Board to consider other alternatives for the Company, including the Cutrale-Safra Proposal.

The section entitled “The Combination — Background of the Combination” in the Chiquita Proxy Statement discloses that Chiquita has negotiated with other parties prior to entering into negotiations with Fyffes.  However, even though the Chiquita Board was apparently putting Chiquita up for sale, it chose a transaction with little to no premium to the Chiquita shareholders.  The Cutrale-Safra Proposal is evidence that a premium would have been, and is, available for the Chiquita shareholders had the Chiquita Board run a bona fide sale process.  Furthermore, Cutrale-Safra believes that the Cutrale Group’s global business operations in fruits and its expertise and experience across the fruit and juice value chain make it a natural owner of Chiquita and believe that if the Chiquita Board had conducted a thorough sale process, Chiquita should have contacted the Cutrale Group during its review of strategic alternatives for the business.

The Proposed Fyffes Combination appears to be structured as a merger of equals, with the Chiquita shareholders owning approximately 50.7% of the combined company and the Fyffes shareholders owning the remaining 49.3%.  However, the Proposed Fyffes Combination valued Fyffes Shares at a premium of 38% over the closing sale price of €0.89 per Fyffes Share as of March 7, 2014, the last trading day prior to the announcement of the Fyffes Transaction Agreement.  Moreover, since March 10, 2014, prior to the announcement of the Cutrale-Safra Proposal, the price of Fyffes Shares had appreciated by 21% while Chiquita’s stock price had declined by 7%.

In addition to giving holders of Fyffes Shares an economic premium, the Proposed Fyffes Transaction relinquishes effective control of Chiquita to Fyffes as well.  According to the Chiquita Proxy Statement, certain members of the senior management of Chiquita will serve as the chief operating officer of the salad & healthy snacks division, the chief administrative officer, the chief legal officer and the corporate responsibility officer of the combined company.  Mr. Lonergan, the chief executive officer of Chiquita, will be named as the chairman of the combined company board.  However, the key management roles of chief executive officer, chief financial officer and chief operating officer of the fresh fruits division of the combined company are to be filled by members from the senior management of Fyffes.  In addition, according to the Chiquita Proxy Statement, Mr. David McCann, who is to be the chief executive officer of ChiquitaFyffes after giving effect to the Proposed Fyffes Combination, directly and together with the ownership of Fyffes Shares by family members, has a 13% interest in the outstanding Fyffes Shares and will continue to hold a significant number of shares in the ChiquitaFyffes ordinary shares upon consummation of the Proposed Fyffes Combination.

We believe that the Cutrale-Safra Proposal offers holders of Chiquita Shares a superior alternative to the value of Chiquita on a standalone basis as well based on past performance.  Chiquita’s management articulated a turnaround plan for the company over two years ago, but has struggled to achieve the targeted cost savings or improve profitability to execute the plan.  Chiquita has consistently provided overly optimistic guidance that has resulted in its missing Wall Street quarterly consensus earnings estimates in more than half of the last 18 quarters.  Chiquita's actual earnings were 31% below consensus estimates in 2011, 54% below consensus estimates in 2012 and 27% below consensus esimates in 2013.

Chiquita has failed to deliver value in the long-term to shareholders.  Over the past 10 years ended August 8, 2014, total value creation inclusive of dividends has been 123.7% for the S&P 500 and 38.7% for Fresh Del Monte Produce.  During the same time period, prior to the announcement of the Cutrale-Safra Proposal, Chiquita has eroded shareholder value by 46.5%.

In light of past performance, we have strong doubts about Chiquita management’s ability to realize the suggested strategic merits and value from the Proposed Fyffes Combination.  Given that Chiquita management has routinely missed earnings estimates, we are skeptical about their ability to accurately assess the strategic value for Chiquita shareholders that can be realized from the Proposed Fyffes Combination.  We strongly believe that the expected synergies, cost savings and other benefits of the Proposed Fyffes Combination that Chiquita has disclosed in the Chiquita Proxy Material or otherwise are unlikely to be realized to the extent expected by Chiquita’s management if at all.

A vote “FOR” the Cutrale-Safra Negotiation Proposal allows Chiquita to adjourn the Special Meeting to a later date so long as the Chiquita Board satisfies the Engagement Condition, which will give the Chiquita Board time to consider other alternatives for the Company, including the Cutrale-Safra Proposal.

While Cutrale-Safra continues to hope that it is possible to reach a negotiated transaction with Chiquita in the near term, Cutrale-Safra is making this proxy solicitation directly to Chiquita shareholders in light of the fact that the Special Meeting is scheduled for September 17, 2014.

Cutrale-Safra is prepared to complete its due diligence and negotiate a definitive agreement with Chiquita expeditiously in light of the Proposed Fyffes Combination.  Cutrale-Safra is also confident in its belief that with the timely engagement of the Chiquita Board it can be in a position to consummate a transaction before the end of this year.  However, given that there is only about a month until the Special Meeting, we are concerned that Chiquita may  have rejected the Cutrale-Safra Proposal on the basis that there is not enough time to give due consideration to the proposal without jeopardizing the Proposed Fyffes Combination.

For this reason, Cutrale-Safra urges Chiquita shareholders to vote “FOR” the Cutrale-Safra Negotiation Proposal so that the Special Meeting to consider the Proposed Fyffes Combination can be adjourned to a later date.  This will give the Chiquita Board more time to consider which proposal maximizes value for the Chiquita shareholders.  We are confident in our belief that after due consideration and negotiation of a definitive agreement, the Chiquita Board will conclude that the Cutrale-Safra Proposal is a “Chiquita Superior Proposal” and terminate the Fyffes Transaction Agreement to enter into the Cutrale-Safra Proposal.  Pursuant to the Fyffes Transaction Agreement, Chiquita can only terminate the Fyffes Transaction Agreement to enter into a Chiquita Superior Proposal prior to obtaining shareholder approval on the Proposed Fyffes Combination.  Therefore, in order to preserve optionality, it is important that Chiquita shareholders vote “AGAINST” the Fyffes Transaction Proposal and vote “FOR” the Cutrale-Safra Negotiation Proposal so that the Special Meeting can be adjourned so long as the Chiquita Board satisfies the Engagement Condition, and the Chiquita Board will have more time, if needed, to give consideration to the Cutrale-Safra Proposal without risking the Proposed Fyffes Combination.  During this time, Fyffes would not have the right to terminate the Fyffes Transaction Agreement due to an adjournment by the Chiquita Board of the Special Meeting and the Chiquita Board engaging with Cutrale-Safra, in each case, in compliance with the Fyffes Transaction Agreement.  The Fyffes Transaction Agreement gives Fyffes the right to terminate the Fyffes Transaction Agreement for various reasons, including for certain breaches by Chiquita, as described below under “Certain Information Regarding the Proposed Fyffes Combination—Termination; Termination Fees.”

IT IS NOT ENOUGH FOR YOU TO VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL IF YOU WANT TO PRESERVE OPTIONALITY.  YOU MUST ALSO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL SO THAT THE SPECIAL MEETING CAN BE ADJOURNED IN ACCORDANCE WITH THE FYFFES TRANSACTION AGREEMENT.  YOU SHOULD ALSO URGE THE CHIQUITA BOARD TO SATISFY THE ENGAGEMENT CONDITION.

We believe that there are other significant conditions under the Fyffes Transaction Agreement, other than obtaining the Chiquita shareholder approval, that will still need to be satisfied before the parties will be ready to close.  Therefore, we do not expect the Cutrale-Safra adjournment of the Special Meeting to have an effect on the overall timing of the Proposed Fyffes Combination.  The closing conditions under the Fyffes Transaction Agreement include obtaining all regulatory approval necessary for the combination, including from the European Commission.  Cutrale-Safra is prepared to complete its due diligence and negotiate a definitive agreement expeditiously to be in a position to consummate the Cutrale-Safra Proposal, which we believe can be completed before the end of this year.  In addition, Cutrale-Safra does not believe there are regulatory obstacles which would prevent it from closing a transaction with Chiquita in this time frame.

Conclusion

For the foregoing reasons, Cutrale-Safra urges Chiquita shareholders to vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal.  Cutrale-Safra is disappointed that the Chiquita Board simply rejected the Cutrale-Safra Proposal without making any effort to reach out to the representatives of the Cutrale Group or the Safra Group to explore the Cutrale-Safra Proposal.  Based on the increase in trading prices of Chiquita Shares from $10.06 per Chiquita Share as of August 8, 2014, the last trading day before the announcement of the Cutrale-Safra Proposal, to $13.90 per Chiquita share as of August 29, 2014, the last trading day before the date of this Proxy Statement, as well as recent conversations between representatives of Cutrale-Safra and Chiquita shareholders, Cutrale-Safra believes that Chiquita shareholders recognize the compelling value offered by the Cutrale-Safra Proposal.  It is important to Cutrale-Safra that the Chiquita Board engage with Cutrale-Safra, or publicly announce that it will engage with Cutrale-Safra, with respect to the Cutrale-Safra Proposal on or prior to the date of the Special Meeting and satisfy the Engagement Condition.  Cutrale-Safra urges Chiquita shareholders to request the members of the Chiquita Board to enter into negotiations with Cutrale-Safra in accordance with their fiduciary duties.  The Fyffes Transaction Agreement prohibits the Chiquita Board from having communications with Cutrale-Safra unless the Chiquita Board determines in good faith that a failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties.  It does not, however, require the Chiquita Board to go so far as to make a determination that it is reasonably likely that the Cutrale-Safra Proposal will result in a Chiquita Superior Proposal (as defined in the Fyffes Transaction Agreement).  Cutrale-Safra believes that the fiduciary duties of care and loyalty applicable to Chiquita directors under New Jersey law require that the Chiquita directors inform themselves of all material information reasonably available to them prior to making a business decision, including of alternatives to the Proposed Fyffes Combination.  Cutrale-Safra believes the Chiquita Board should therefore conclude that it would be reasonably likely to be inconsistent with its fiduciary duties not to enter into discussions and negotiations with Cutrale-Safra and should do so to determine whether the Cutrale-Safra Proposal, which consists of all-cash consideration, provides greater value to Chiquita’s shareholders than the Proposed Fyffes Combination and is in the best interests of Chiquita and its shareholders.

Cutrale-Safra will not use the proxies received to vote down the Fyffes Transaction Proposal at the Special Meeting if the Cutrale-Safra Negotiation Proposal is passed.  However, if the Special Meeting concludes (that is, it is not adjourned) and the Chiquita shareholders do not approve the Fyffes Transaction Proposal, each of Chiquita and Fyffes would have the right to terminate the Fyffes Transaction Agreement.  Following such a termination, Chiquita may be required to reimburse certain of Fyffes’ expenses in connection with the Proposed Fyffes Combination in an amount up to 1% of the equity value of Chiquita if within nine months of such termination the Cutrale-Safra Proposal is consummated.  Cutrale-Safra believes that if the Fyffes Transaction Agreement were terminated, the Chiquita Board should and will make the determination that it is in Chiquita shareholders’ best interests to pursue the Cutrale-Safra Proposal and to enter into the Cutrale-Safra Proposal.  Cutrale-Safra intends to pursue the Cutrale-Safra Proposal even if Chiquita were required to pay Fyffes’ expenses as a result of a termination of the Fyffes Transaction Agreement.  However, there can be no assurances that the Chiquita Board would seek to accept the Cutrale-Safra Proposal, or otherwise pursue or facilitate the Cutrale-Safra Proposal, following a termination of the Fyffes Transaction Agreement.  Chiquita shareholders should take all of these factors into account when determining how to vote their Chiquita Shares.

CUTRALE-SAFRA STRONGLY BELIEVES THAT THE CUTRALE-SAFRA PROPOSAL CONSTITUTES A CHIQUITA SUPERIOR PROPOSAL, AS PROVIDED FOR IN THE FYFFES TRANSACTION AGREEMENT.  VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.  NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES.  WE URGE YOU TO VOTE BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.

IF YOUR CHIQUITA SHARES ARE HELD IN “STREET NAME,” DELIVER THE ENCLOSED GOLD VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR INSTRUCT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF.  IF YOUR BROKER OR BANK OR THE CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY TELEPHONE OR INTERNET, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED GOLD VOTING INSTRUCTION FORM.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM CHIQUITA — EVEN AS A PROTEST VOTE AGAINST THE PROPOSED FYFFES COMBINATION.  EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CHIQUITA, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE.  ONLY YOUR LATEST DATED PROXY COUNTS.  IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY TELEPHONE OR INTERNET OR BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

WE URGE YOU TO SEND THE CHIQUITA BOARD A MESSAGE THAT CHIQUITA SHAREHOLDERS REJECT THE PROPOSED FYFFES COMBINATION AND THAT THE CHIQUITA BOARD SHOULD GIVE PROPER CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE CUTRALE-SAFRA PROPOSAL.  VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL.

WHAT IS CUTRALE-SAFRA’S PLAN FOR THE SPECIAL MEETING?

If the Adjournment Conditions are Satisfied, Cutrale-Safra Will Seek to Move to Approve the Cutrale-Safra Negotiation Proposal and Vote its Proxies “FOR” the Cutrale-Safra Negotiation Proposal

At the Special Meeting Cutrale-Safra will, prior to any vote being taken on the Fyffes Transaction Proposal, seek to move to adjourn the Special Meeting utilizing its proxies “FOR” the Cutrale-Safra Negotiation Proposal if all the Adjournment Conditions are satisfied as follows:

•
Cutrale-Safra has received proxies to vote “AGAINST” the Fyffes Transaction Proposal from the Chiquita shareholders entitled to vote at the Special Meeting sufficient to defeat the Fyffes Transaction Proposal; and

•	the Chiquita Board has publicly announced on or prior to the date of the Special Meeting that it will engage with Cutrale-Safra with respect to the Cutrale-Safra Proposal.

It is important to Cutrale-Safra that the Chiquita Board engage with Cutrale-Safra with respect to the Cutrale-Safra Proposal, or publicly announce its intention to do so, on or prior to the date of the Special Meeting to satisfy the Engagement Condition.  Accordingly, Cutrale-Safra will not make a motion for the Cutrale-Safra Negotiation Proposal at the Special Meeting unless the Engagement Condition is satisfied.  Cutrale-Safra will not support, and will vote its proxies “AGAINST”, any Other Adjournment Proposal.

If the Cutrale-Safra Negotiation Proposal is Approved at the Special Meeting, the Special Meeting Will Be Adjourned Before Chiquita Shareholders Vote on the Fyffes Transaction Proposal and the Related Fyffes Proposals

Cutrale-Safra will not vote its proxies “AGAINST” the Fyffes Transaction Proposal if the Cutrale-Safra Negotiation Proposal is passed.  If the Cutrale-Safra Negotiation Proposal is approved, neither Cutrale-Safra nor any other Chiquita shareholder will have the opportunity to vote for or against the Fyffes Transaction Proposal or the Related Fyffes Proposals until after the Special Meeting is resumed after following the period of the adjournment.

If the Special Meeting is Adjourned Pursuant to the Cutrale-Safra Negotiation Proposal, the Chiquita Shareholders and the Chiquita Board Do Not Risk Losing the Fyffes Deal

Cutrale-Safra believes that the adjournment of the Special Meeting following the approval of the Cutrale-Safra Negotiation Proposal is permitted under the Fyffes Transaction Agreement, will not give Fyffes any right to terminate the Fyffes Transaction Agreement and will not entitle Fyffes to receive any expense reimbursement or other payment in connection with the Fyffes Transaction Agreement.  Even if the Special Meeting is adjourned, if no agreement between Chiquita and Cutrale-Safra is reached by the time the Special Meeting resumes following such adjournment for any reason, Chiquita shareholders will have the opportunity to decide at that time whether to vote down, or, if they wish, go ahead with the Proposed Fyffes Transaction by granting new proxies “FOR” the Fyffes Transaction Proposal.  Chiquita shareholders should take all of these factors into account when determining how to vote their Chiquita Shares.

IT IS NOT ENOUGH FOR YOU TO VOTE “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL IF YOU WANT TO PRESERVE OPTIONALITY.  YOU MUST ALSO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL SO THAT THE SPECIAL MEETING CAN BE ADJOURNED IN ACCORDANCE WITH THE FYFFES TRANSACTION AGREEMENT.  YOU SHOULD ALSO URGE THE CHIQUITA BOARD TO SATISFY THE ENGAGEMENT CONDITION.

If Cutrale-Safra does not receive enough votes “FOR” the Cutrale-Safra Negotiation Proposal or the Engagement Condition is not satisfied, we will not be able to execute this strategy and we will vote our proxies “AGAINST” the Fyffes Transaction Proposal.  However, we urge Chiquita shareholders to help us execute the plan outlined in this Proxy Statement.

BACKGROUND OF THE SOLICITATION

As part of the ongoing evaluation of their businesses, Cavendish Global’s investors, the Cutrale Group and the Safra Group regularly consider strategic acquisitions, capital investments, divestitures and other possible transactions.  As part of this process, from time to time, the representatives of each of the investors have had conversations and communications with various investment banking firms regarding potential transaction opportunities.

In spring of 2014, in connection with the Safra Group’s regular review and evaluation of potential strategic transactions, representatives of the Safra Group met with representatives of Credit Suisse.  Credit Suisse presented to Mr. Michael Rubinoff and other representatives of the Safra Group a number of potential transaction opportunities in the food industry.  At this time, Credit Suisse brought up the possible acquisition of Chiquita by the Safra Group. Thereafter, representatives of the Safra Group spoke with representatives of the Cutrale Group to discuss the possibility of jointly pursuing a transaction to acquire Chiquita.  The Cutrale Group and the Safra Group had engaged in previous discussions from time to time over the past several months about pursuing a potential business collaboration in connection with a transaction in the food industry.

Early in the morning on August 11, 2014, Mr. Rubinoff tried to reach Ms. Anderson, Chairwoman of the Chiquita Board, and placed a telephone call to Mr. Lonergan, the President and Chief Executive Officer of Chiquita, to inform them of the proposal being made by the Cutrale Group and the Safra Group.  Mr. Rubinoff was unable to reach either Ms. Anderson or Mr. Lonergan.  Following the telephone calls, Mr. Rubinoff emailed both Ms. Anderson and Mr. Lonergan the letter which sets forth the Cutrale-Safra Proposal.  The letter was attached to a press release that was issued later that morning.  The August 11, 2014 letter, in relevant part, is as follows:

THE CUTRALE GROUP	THE SAFRA GROUP

August 11, 2014

Via FedEx and e-mail

Kerrii B. Anderson
Chairwoman of the Board of Directors
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Edward F. Lonergan
President and Chief Executive Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Dear Ms. Anderson and Mr. Lonergan:

We would like to express our interest in pursuing an all cash acquisition (a “Transaction”) of Chiquita Brands International, Inc. (“Chiquita”) by an entity (the “Acquiror”) newly formed by an affiliate of the Cutrale Group and an affiliate of the Safra Group.  The Cutrale Group is one of the world’s most highly regarded agribusiness and juice companies, and the Safra Group is a leading global financial services firm with a strong track record of successful investments in major industries, including banking, real estate and agribusiness.  Together, we are confident that this Transaction offers compelling and more certain value for Chiquita shareholders as compared with the proposed transaction with Fyffes plc and significantly enhances Chiquita’s business potential.

We, therefore, are pleased to propose to acquire 100% of the outstanding stock of Chiquita at a price of $13.00 per share in cash to Chiquita shareholders.  This proposal represents a highly compelling premium of 29% to the market’s valuation of the proposed transaction with Fyffes plc (“Fyffes”), based on Chiquita’s closing share price of $10.06 as of August 8, 2014.  Moreover, if we are able to proceed on a timely basis with due diligence and discussions, we will be in a position to close the Transaction before the end of the year, within the same timeframe you have indicated for the Fyffes transaction, without the execution risk and uncertainty inherent in that transaction.

Our proposal also offers a superior valuation compared to Chiquita’s historical trading multiples.  The proposed price, including the assumption of Chiquita net debt, represents an 11.8x multiple of Chiquita’s last 12 months reported Adjusted EBITDA.

The Cutrale and Safra Groups complement one another in this proposed endeavor, providing Chiquita a backdrop of world-class, established industry expertise and significant financial resources.  The Cutrale Group’s global business operations include oranges, apples, peaches, lemons and soybeans.  This platform offers Chiquita extensive experience in all aspects of the fruit and juice value chain.  After the acquisition, Chiquita will benefit from the vast experience and knowledge of farming, processing, technology, sourcing, distribution, logistics, and marketing of the Cutrale Group.  The Safra Group, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operates banks and invests in other businesses across North and South America, Europe, the Middle East and Asia.  Throughout these markets, Safra has deep, long-term relationships with major market participants, enabling it to greatly enhance the value of the competitive position of the businesses in which it invests.

We believe discussions of a potential transaction are now particularly timely and appropriate as a result of the dismissal of the civil claims relating to Chiquita’s alleged involvement in the actions by the United Self-Defense Forces of Colombia, the results from your recent second quarter earnings announcement, and the market’s valuation of the Fyffes transaction.

Our Transaction would be financed with equity provided by the Cutrale Group and the Safra Group.  If the holders of Chiquita’s 7.875% Senior Secured Notes due 2021 elect to exercise their right to put their Notes and/or holders of Chiquita’s 4.25% Convertible Senior Notes Due 2016 elect to require redemption at par, the Safra Group and/or the Cutrale Group will provide the necessary additional capital.  Our proposal will therefore not be subject to any financing conditions.

We are prepared to complete our due diligence and negotiate a definitive agreement with your cooperation expeditiously in light of your proposed transaction with Fyffes.  Based on our review of the terms of your transaction agreement with Fyffes (the “Fyffes Transaction Agreement”), we are confident that we can reach a definitive agreement with you on substantially similar terms.  We are also confident that with your timely engagement we will be in a position to consummate a Transaction before the end of this year.  We do not believe there are regulatory obstacles which would prevent us from closing a Transaction in this time frame.

We are aware of the restrictions imposed under the Fyffes Transaction Agreement on your ability to consider our proposal.  Section 5.4(b) of the Fyffes Transaction Agreement explicitly contemplates the Chiquita board of directors engaging in negotiations and providing diligence if it receives a “bona fide unsolicited written Chiquita Alternative Proposal” and it determines in good faith that not taking such actions would be “reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law”.  Our proposal to acquire 100% of Chiquita common stock constitutes a “bona fide unsolicited written Chiquita Alternative Proposal” under the terms of the Fyffes Transaction Agreement.  In addition, the Chiquita board of directors, in our opinion, must and will conclude in good faith that our proposal constitutes a “Chiquita Superior Proposal” because it is clearly more favorable to the Chiquita shareholders than the proposed merger with Fyffes, taking into account all financial, regulatory, legal and other aspects of our proposal.  Accordingly, the Chiquita board of directors will be permitted under the Fyffes Transaction Agreement, and will be required by its fiduciary duties, to (x) furnish information to us and (y) engage in discussions and negotiations with us with respect to our proposal.  We are prepared to execute a confidentiality agreement that satisfies the requirements of Section 5.4(b) of the Fyffes Transaction Agreement to facilitate these discussions and negotiations.

This letter sets forth a non-binding proposal.  It does not create or constitute any legally binding obligation, liability or commitment by Cutrale Group, Safra Group or their affiliates (including the Acquiror) regarding the proposed transaction, nor will there be any legally binding obligations whatsoever unless and until a definitive agreement is executed by Chiquita and the Acquiror.

Our proposal is subject to satisfactory completion of customary business, legal, financial and other due diligence, including with respect to management matters, negotiation of mutually acceptable definitive agreements as well as receipt of final Board approvals and the termination of the Fyffes Transaction Agreement.

Our senior management team, led by Mr. Rubinoff, and our legal counsel are available at your convenience to discuss any aspect of the terms and structure of our proposed transaction.

We are confident that our proposal will be highly attractive to Chiquita and its shareholders.  We are ready to meet with you in person to discuss this matter in detail at any time.  We look forward to hearing back from you by 12:00 noon (EDT) on Friday, August 15, 2014.

Yours sincerely,

/s/ Michael Rubinoff_______________________
Michael Rubinoff
on behalf of the Cutrale Group and the Safra Group

On the afternoon of August 11, 2014, Chiquita issued a press release acknowledging receipt of the letter from the Cutrale Group and the Safra Group containing the Cutrale-Safra Proposal.

On the afternoon of August 14, 2014, Ms. Anderson and Mr. Lonergan emailed a response letter to Mr. Rubinoff rejecting the Cutrale-Safra Proposal.

On the evening of August 14, 2014, the Cutrale Group and the Safra Group issued a press release expressing their “extreme disappointment” about Chiquita’s rejection of the Cutrale-Safra Proposal.

On August 15, 2014, Cutrale-Safra filed a preliminary proxy statement with the SEC soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Adjournment Proposal.  Later that day, Cutrale-Safra issued a press release announcing the filing of the preliminary proxy materials, which press release was filed with the SEC as additional definitive proxy soliciting material.

On August 26, 2014, representatives of Cutrale-Safra had a telephonic meeting wth representatives of Institutional Shareholder Services, Inc. regarding the Cutrale-Safra Proposal.  Cutrale-Safra filed the slide presentation used in that meeting with the SEC.

On August 27, 2014, Cutrale-Safra filed an amended preliminary proxy statement with the SEC soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal.

On August 28, 2014, Cutrale-Safra filed a definitive proxy statement with the SEC soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal.

On September 2, 2014, Cutrale-Safra filed this Proxy Statement with the SEC, amending the definitive proxy statement.

CERTAIN INFORMATION REGARDING THE PROPOSED FYFFES COMBINATION

WE ARE SOLICITING PROXIES FROM CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL.  WE BELIEVE THE PROPOSED FYFFES COMBINATION DOES NOT PROVIDE ADEQUATE VALUE TO CHIQUITA SHAREHOLDERS.  WE ARE CONFIDENT IN OUR BELIEF THAT OUR $13.00 PER SHARE ALL-CASH PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CHIQUITA SHAREHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SIGNIFICANTLY GREATER FINANCIAL VALUE AND MORE CERTAIN VALUE TO CHIQUITA SHAREHOLDERS THAN THE PROPOSED FYFFES COMBINATION.

The Proposed Fyffes Combination contains various risks, some of which are described below.  We believe Chiquita shareholders should take all of these factors into account when determining how to vote their Chiquita Shares.

Share Ownership Following the Proposed Fyffes Combination; Changes in the Composition and Concentration of Share Ownership:

At the Special Meeting, Chiquita shareholders of record at the close of business on the Record Date will be voting on, among other things, whether to adopt the Fyffes Transaction Agreement.

According to the Fyffes Transaction Agreement, ChiquitaFyffes will acquire all the outstanding Fyffes Shares from Fyffes shareholders for newly issued ordinary shares of ChiquitaFyffes pursuant to a scheme of arrangement under Section 201 of the Irish Companies Act of 1963.  Immediately following implementation of the scheme, Chicago Merger Sub, Inc., a New Jersey corporation, will, according to the Chiquita Proxy Statement, be merged with and into Chiquita, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes.  Pursuant to the Fyffes Transaction Agreement, each Chiquita common share outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive one ChiquitaFyffes ordinary share.  Based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, Chiquita shareholders are expected to hold approximately 50.7% of the ChiquitaFyffes ordinary shares, on a fully diluted basis, after giving effect to the scheme and the merger.  Prior to the closing of the Transaction, ChiquitaFyffes will re-register as a public limited company incorporated in Ireland, the ordinary shares of which are expected to be listed on the New York Share Exchange.

Conditions to the Proposed Fyffes Combination

According to the Chiquita Proxy Statement, the conditions to the consummation of the Proposed Fyffes Combination include the satisfaction (or waiver, to the extent permitted) of all of the following on or prior to the consummation of the scheme:

●
the Irish High Court’s sanction of the scheme of arrangement and confirmation of the reduction of capital involved in such scheme of arrangement, and office copies of each of the Irish High Court’s order and the minute required under Irish law in respect of the capital reduction being delivered for registration to the Registrar of Companies in Ireland and subsequently registered;

●
the approval of the scheme by a majority in number of Fyffes shareholders representing 75% or more in value of the Fyffes ordinary shares, at the voting record time, held by such holders, present and voting either in person or by proxy, at the special court-ordered meeting (or any adjournment of such meeting), and the approval by the requisite majorities of Fyffes shareholders of certain of the Extraordinary General Meeting (as defined in the Chiquita Proxy Statement) resolutions;

●	the adoption of the Fyffes Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita shareholders entitled to vote thereon;

●
the NYSE having authorized, and not withdrawn its authorization, for listing all of the ChiquitaFyffes shares to be issued in the scheme and the merger (subject to satisfaction of any conditions to which such approval is expressed to be subject);

●
all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”) having expired or having been terminated, in each case in connection with the scheme and/or the merger, as the case may be;

●
given the determination of the parties that the European Commission has jurisdiction under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (“EC Merger Regulation”) to examine the scheme and/or the merger, as the case may be, the issuing by the European Commission of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation, declaring the scheme and or the merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the Fyffes Transaction Agreement;

●
to the extent that all or part of the scheme and/or the merger, as the case may be, is referred by the European Commission under Articles 9(1) or 9(5) of the EC Merger Regulation, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area to the relevant authority of one or more member countries of the European Economic Area, the issuing by such relevant authority or authorities (in the case of a partial referral, in conjunction with a final decision of the European Commission) of a final decision or decisions by which the scheme and/or the merger, as the case may be, is deemed to have been declared compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the Fyffes Transaction Agreement;

●
all other required regulatory clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or been terminated (as appropriate), in each case in connection with the scheme and/or the merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Fyffes Transaction Agreement, the scheme or the merger if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (a) ChiquitaFyffes and its subsidiaries, taken as a whole (following the consummation of the scheme and the merger), or (b) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the transaction agreement;

●
no injunction, restraint or prohibition by any court of competent jurisdiction or antitrust order by any relevant authority which prohibits consummation of the scheme or the merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition (as defined in the Fyffes Transaction Agreement) having been entered and which is continuing to be in effect;

●	the Form S-4 having become effective under the Securities Act of 1933, as amended (the “Securities Act”) and not being the subject of any stop order or proceedings seeking any stop order; and

●	the transaction agreement not having been terminated in accordance with its terms.

According to the Chiquita Proxy Statement, each party’s obligation to effect the scheme is also conditional, among other things, upon:

●	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;

●	the performance by the other party of its obligations and covenants under the transaction agreement in all material respects; and

●	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants.

The scheme is also conditional on the scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, if as of March 10, 2015, all conditions set forth in the conditions appendix (other than conditions 2(c), 2(d), 3(c), 3(d), 3(e) or 3(f) as set forth in the conditions appendix to the Fyffes Transaction Agreement) have been satisfied or waived) (March 10, 2015 or June 15, 2015, as applicable, the “end date”).  In addition, the scheme will lapse unless it is effective on or prior to the applicable end date.  The merger is conditional only upon the consummation and implementation of the scheme of arrangement and scheme.

Termination; Termination Fees

According to the Chiquita Proxy Statement, the Fyffes Transaction Agreement may be terminated at any time prior to the time the scheme becomes effective in any of the following ways:

●     by mutual written consent of Fyffes and Chiquita;

●     by either Fyffes or Chiquita:

●
if (i) after completion of the Fyffes court meeting or the extraordinary general meeting of Fyffes shareholders, the applicable resolutions have not been approved by the requisite majorities, or (ii) after completion of the Chiquita shareholders meeting, the Chiquita shareholder approval has not been obtained;

●	if the combination has not been consummated by 11:59 p.m., New York City time, on the applicable end date;
●	if the Irish High Court declines or refuses to sanction the scheme, unless both parties agree that the decision of the Irish High Court shall be appealed; or
●	if an injunction that permanently restrains, enjoins or otherwise prohibits the consummation of the combination or the merger has become final and non-appealable, in certain circumstances;

●     by Fyffes:

●
if Chiquita or one of Chiquita, Fyffes, CBII Holding Corporation or Chicago Merger Sub, Inc. breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;

●
if the Chiquita board, in response to a material intervening event or a Chiquita Superior Proposal (as defined in the Fyffes Transaction Agreement), withdraws or modifies in any manner adverse to Fyffes (or publicly proposes to do the same) its recommendation that the shareholders of Chiquita adopt the transaction agreement; or

●	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Fyffes Superior Proposal;

●      by Chiquita:

●
if Fyffes breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;

●
if the Fyffes board, in response to a material intervening event or a Fyffes Superior Proposal (as defined in the Fyffes Transaction Agreement), withdraws or modifies in any manner adverse to Chiquita (or publicly proposes to do the same) its recommendation that the shareholders of Fyffes adopt the transaction agreement; or

●	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Chiquita Superior Proposal.

The Cutral-Safra Negotiation Proposal does not give Fyffes a termination right even if the Special Meeting is adjourned and the Chiquita Board engages with Cutrale-Safra, assuming Chiquita otherwise complies with the Fyffes Transaction Agreement.

In connection with the execution of the Fyffes Transaction Agreement, Chiquita and Fyffes entered into an expenses reimbursement agreement, pursuant to which Chiquita has agreed to pay to Fyffes the documented, specific and quantifiable third-party costs and expenses incurred by Fyffes in connection with the scheme upon the termination of the Fyffes Transaction Agreement in specified circumstances.  The maximum amount payable by Chiquita to Fyffes pursuant to the expenses reimbursement agreement (the “Fyffes Expense Reimbursement Amount”) is an amount equal to one percent (1%) of the aggregate value of the issued share capital of Chiquita, calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the reimbursement obligation.

Cutrale-Safra believes that, if the Fyffes Transaction Agreement were terminated, the Chiquita Board should make the determination that it is in Chiquita shareholders’ best interests to pursue the Cutrale-Safra Proposal and to enter into the Cutrale-Safra Proposal.  Cutrale-Safra intends to pursue the Cutrale-Safra Proposal even if Chiquita were required to pay the Fyffes Expense Reimbursement Amount.  However, there can be no assurances that the current Chiquita Board would seek to enter into the Cutrale-Safra Proposal, or otherwise pursue or facilitate the Cutrale-Safra Proposal, following a termination of the Fyffes Transaction Agreement.

WE BELIEVE CHIQUITA SHAREHOLDERS SHOULD TAKE ALL OF THESE FACTORS INTO ACCOUNT WHEN DETERMINING HOW TO VOTE THEIR CHIQUITA SHARES.  WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE PROPOSED FYFFES COMBINATION.

CERTAIN INFORMATION REGARDING CAVENDISH GLOBAL AND MERGER SUB AND THEIR AFFILIATES

Cavendish Global Limited is a private limited company incorporated in England and Wales, with its principal offices located at Level 1, Exchange House, Primrose Street, London EC2A 2EG, England. Cavendish Global is jointly owned by Burlingtown UK LTD and Erichton Investments Ltd. and was formed in connection with the proposed acquisition of the Chiquita Shares and the Cutrale-Safra Proposal.  Cavendish Global has not carried on any activities other than in connection therewith.

Burlingtown UK LTD is a limited liability company and wholly owned by Burlington LLP, a limited liability private association, organized and existing under the laws of England and Wales with its principal offices located at 25 Park Lane, 3rd Floor, London W1K1RA, UK.  Burlingtown LLP is an association formed and controlled by members of the Cutrale family.  The Cutrale family controls the global agribusiness operations known as the Cutrale Group.  The Cutrale Group is not a legal entity, but refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collective make up one of the world’s most highly regarded agribusiness and juice operations and global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. Burlington UK LTD is a participant in solicitation of proxies in connection with the Special Meeting but the other entities within the Cutrale Group are not.

Erichton Investments Ltd. is a business company organized and existing under the laws of the British Virgin Islands with its registered office located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, Brtish Virgin Islands.  Erichton Investments Ltd. is wholly owned by Banque J. Safra Sarasin (Luxembourg) S.A., on behalf of Andromeda Global Strategy Fund Ltd.  Andromeda Global Strategy Fund Ltd. is wholly owned by Banque J. Safra Sarasin (Luxembourg) S.A., on behalf of Mr. Joseph Yacoub Safra.   Mr. Safra controls an international network of companies, businesses and operations known as the Safra Group.  The Safra Group is not a legal entity but refers to the conglomerate owned by the Safra family.  The entities comprising the Safra Group conglomerate have a strong track record of successful investments in major industries, including banking, real estate and agribusiness.  The Safra Group, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operates banks and invests in other businesses across North and South America, Europe, the Middle East and Asia. Erichton Investments Ltd. is a participant in solicitation of proxies in connection with the Special Meeting but the other entities within the Safra Group are not.

Merger Sub is a New Jersey corporation that was organized in connection with the proposed acquisition of the Chiquita Shares and the Cutrale-Safra Proposal and has not carried on any activities other than in connection therewith. The registered office of Merger Sub is located at 830 Bear Tavern Road, West Trenton, New Jersey 08628.

It is not anticipated that any of Cavendish Global or Merger Sub will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and those necessary to consummate the Cutrale-Safra Proposal.

The names of the directors and officers of Cavendish Global and Merger Sub who are considered to be participants in this proxy solicitation and certain other information are set forth in Schedule I hereto.  None of the officers or directors of Burlingtown UK LTD or Erichton Investments Ltd. is a participant in Cutrale-Safra’s solicitation of proxies in connection with the Special Meeting.  Other than as set forth herein, none of Burlingtown UK LTD, Erichton Investments Ltd., Cavendish Global, Merger Sub or any of the participants set forth on Schedule I hereto has any substantial interest, direct or indirect, by security holdings or otherwise, in the Proposed Fyffes Combination.

As of August 28, 2014, Cavendish Alpha Corporation, a wholly owned subsidiary of Erichton Investments Ltd., was the beneficial owner of 100 Chiquita Shares and Erichton Investments Ltd. was the beneficial owner of 106,689 Chiquita Shares.  Erichton Investments Ltd. owns 50% of the equity interests in Cavendish Global.

OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING

Each of the proposals to be submitted at the Special Meeting is designed to facilitate the approval of the Proposed Fyffes Combination and the adoption of the Fyffes Transaction Agreement.  Cutrale-Safra recommends that Chiquita shareholders vote in opposition to the Proposed Fyffes Combination and specifically vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR GOLD PROXY CARD.  WE URGE YOU NOT TO RETURN ANY PROXY CARD THAT YOU RECEIVE FROM CHIQUITA.

Other than as set forth above, Cutrale-Safra is not currently aware of any other proposals to be brought before the Special Meeting.  Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Cutrale-Safra as determined by Cutrale-Safra in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the Chiquita Proxy Statement, as of the Record Date, there were 46,965,393 Chiquita Shares entitled to vote at the Special Meeting. Each outstanding Chiquita Share is entitled to one vote on each proposal and any other matter properly coming before the Chiquita Special Meeting.

A quorum of shareholders is necessary to form a valid meeting. The shareholders present in person or by proxy holding a majority of the outstanding shares entitled to vote at the special meeting will constitute a quorum for the transaction of business at the Special Meeting. According to the Chiquita Proxy Statement, Chiquita’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” any shares that are considered a “broker non-vote” (when the shareholder provides no instructions and the item is non-routine; see additional information below). If a new Record Date is set for the adjourned Special Meeting, then a new quorum will have to be established. In the event that a quorum is not present at the Special Meeting, it is expected that the Special Meeting will be adjourned.

Fyffes Transaction Proposal:  The Fyffes Transaction Proposal requires the affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon. The adoption of the Fyffes Transaction Agreement and the approval of the merger require the affirmative vote of a majority of the votes cast at the Special Meeting by Chiquita shareholders entitled to vote on the transaction agreement proposal.  Cutrale-Safra recommends that you vote “AGAINST” the Fyffes Transaction Proposal.

Related Fyffes Proposals:  Each of the Related Fyffes Proposals requires the affirmative vote of a majority of votes cast by the holders of Chiquita Shares entitled to vote thereon.  Cutrale-Safra recommends that you vote “AGAINST” each Related Fyffes Proposal although we believe that these proposals will be rendered moot in any event if the Fyffes Transaction Proposal is disapproved by Chiquita shareholders.

Cutrale-Safra Negotiation Proposal:  Approval of the Cutrale-Safra Negotiation Proposal requires the affirmative vote of a majority of the votes cast at the Special Meeting by Chiquita shareholders entitled to vote on such proposal, whether or not a quorum is present. Cutrale-Safra recommends that you vote “FOR” the Cutrale-Safra Negotiation Proposal.

Chiquita shareholders may abstain from voting on any or all of the proposals or may vote for or against any or all of the proposals by internet or telephone or by marking the proper box on the GOLD proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

If you own shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.”

Shareholder of Record.  If you are a Chiquita shareholder of record you may use the enclosed GOLD proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your GOLD proxy card(s), your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your GOLD proxy card(s) but do not mark your card(s) to tell the proxies how to vote, your shares will be voted “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal.  If a Chiquita shareholder returns a GOLD proxy card that is signed and dated but not marked with respect to any proposal that is not the Fyffes Transaction Proposal, the Related Fyffes Proposals or the Cutrale-Safra Negotiation Proposal, we will vote to “ABSTAIN” unless such proposal adversely affect the interests of Cutrale-Safra as determined by Cutrale-Safra in its sole discretion, in which event such persons will vote on such proposals in their discretion.

Street Name.  If your shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. In accordance with NYSE rules, if you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a “broker non-vote.” In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required; if there is a broker non-vote, your shares will be treated as present at the special meeting for purposes of determining the presence of a quorum. Brokers do not have discretionary authority to vote on any of the proposals.

Only Chiquita shareholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) CUTRALE-SAFRA, CARE OF INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF CHIQUITA AT 550 SOUTH CALDWELL STREET, CHARLOTTE, NORTH CAROLINA 28202. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. SHAREHOLDERS WHO HOLD THEIR CHIQUITA SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO CHIQUITA OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO CUTRALE-SAFRA, CARE OF INNISFREE M&A INCORPORATED, AT THE ADDRESS BELOW SO THAT CUTRALE-SAFRA MAY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF CHIQUITA SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING AS SET FORTH ABOVE.

BY EXECUTING THE GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your Chiquita Shares, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

SOLICITATION OF PROXIES

Except as set forth below, Cutrale-Safra will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person.  Directors and officers of Cutrale-Safra listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

Cutrale-Safra has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which Innisfree may receive a fee of up to $350,000 for these services, in addition to reimbursing Innisfree for its reasonable out-of-pocket expenses.  Cutrale-Safra agreed to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges.  Innisfree will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders.  The entire expense of soliciting proxies for the Special Meeting by or on behalf of Cutrale-Safra is being borne by Cutrale-Safra.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements based on current expectations that involve a number of risks and uncertainties.  All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact.  The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

We can give no assurance that such expectations will prove to have been correct.  Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management.  These risks and uncertainties include, but are not limited to the following: (1) that a transaction with Chiquita may not be completed on a timely basis or on favorable terms; (2) negative effects on Chiquita’s business resulting from the pendency of the merger proposals; (3) that we may not receive regulatory approvals within the expected timeframe and (4) that we may not be able to close the proposed transaction with Chiquita promptly and effectively, or at all.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

OTHER INFORMATION

The information concerning Chiquita and the Proposed Fyffes Combination contained herein (including Schedule II) has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information.  Although Cutrale-Safra has no knowledge that would indicate that statements relating to Chiquita or the Fyffes Transaction Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the books and records of Chiquita, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements.  See Schedule II for information regarding persons who beneficially own more than 5% of the Chiquita Shares and the ownership of the Chiquita Shares by the directors and officers of Chiquita.  There can be no assurance that the Cutrale-Safra Proposal will be consummated, or if ultimately consummated, the final terms thereof.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, reference is made to Chiquita’s proxy statement for information concerning the Fyffes Transaction Agreement, the Proposed Fyffes Combination, financial information regarding Chiquita, Chiquita and the proposed combination of Chiquita and Chiquita, the proposals to be voted upon at the Special Meeting, other information concerning Chiquita’s management, the procedures for submitting proposals for consideration at the next annual meeting of Chiquita shareholders and certain other matters regarding Chiquita and the Special Meeting.

Chiquita files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330.  These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services.  You may obtain documents filed with the SEC by requesting them in writing or by telephone from Innisfree M&A Incorporated at the following addresses:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the Special Meeting.  This means you must request this information no later than September 10, 2014.  Cutrale-Safra will mail properly requested documents to requesting shareholders by first class mail, or another equally prompt means, within one business day after receipt of such request.  You can also get more information by visiting Chiquita’s website at http://www.chiquita.com.  Materials from these websites and other websites mentioned in this Proxy Statement are not incorporated by reference in this Proxy Statement.  If you are viewing this Proxy Statement in electronic format, each of the URLs mentioned in this Proxy Statement is an active textual reference only.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED CHIQUITA MERGER AND IS NOT A SOLICITATION OF PROXIES WITH RESPECT TO THE CUTRALE-SAFRA PROPOSAL OR AN OFFER TO SELL CUTRALE-SAFRA SHARES.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM CHIQUITA — EVEN AS A PROTEST VOTE AGAINST THE PROPOSED FYFFES COMBINATION.  EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY CHIQUITA, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR SIMPLY BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  WE URGE YOU TO VOTE BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO US TODAY.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT.  MAKE YOUR VIEWS CLEAR TO THE CHIQUITA BOARD BY VOTING “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.  A VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL WILL NOT OBLIGATE YOU TO VOTE FOR THE CUTRALE-SAFRA PROPOSAL.  HOWEVER, IF THE PROPOSED CHIQUITA MERGER OCCURS, THE CUTRALE-SAFRA PROPOSAL WILL BE WITHDRAWN.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

1.           If your Chiquita Shares are held in your own name, please submit your proxy to us TODAY by following the instructions on the enclosed GOLD proxy card by Internet or telephone, or by signing, dating and returning the enclosed GOLD proxy card to Cavendish Acquisition Corporation, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided.

2.           If your Chiquita Shares are held in “street-name,” only your broker or bank can vote your Chiquita Shares and only upon receipt of your specific instructions.  If your Chiquita Shares are held in “street-name,” deliver the enclosed GOLD voting instruction form to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a GOLD proxy card is submitted on your behalf.  If your broker or bank or contact person responsible for your account provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.  We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Cavendish Acquisition Corporation, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that Cutrale-Safra will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3.           Do not sign or return any proxy card you may receive from Chiquita.  If you have already submitted a proxy card, you have every right to change your vote — use the GOLD proxy card to vote by Internet or telephone or simply sign, date and return the GOLD proxy card.  Only your latest dated proxy will be counted.

4.           Only Chiquita shareholders of record as of the close of business on August 4, 2014 are entitled to vote at the Special Meeting.  We urge each shareholder to ensure that the holder of record of his, her or its Chiquita Share(s) signs, dates, and returns the enclosed GOLD proxy card as soon as possible.

If you have any questions or require any assistance in voting your Chiquita Shares, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND OFFICERS OF CUTRALE-SAFRA AND OTHER PERSONS WHO ARE PARTICIPANTS AND INTERESTS OF PARTICIPANTS

Directors and Officers of Cutrale-Safra and Other Persons Who are Participants

The following table sets forth the name of each director and officer of Cavendish Global who is a participant in the solicitation.  Unless otherwise indicated, the current business address of each person is Level 1, Exchange House, Primrose Street, London EC2A 2EG, England.

Name	Present Position with Cavendish Global
Daniel Wainberg	Director
Fernando Batista	Director
Graziela Cutrale	Director
Philip Warner	Director

Michael Rubinoff is the sole director of Merger Sub.  Michael Rubinoff, Sascha Knobloch and Carlos Bertaco are officers of Merger Sub.

Burlingtown UK LTD, an affiliate of the Cutrale Group, and Erichton Investments Ltd., an affiliate of the Safra Group, are the direct investors of Cavendish Global.  Neither Burlingtown UK LTD nor Erichton Investments Ltd. are involved in soliciting or otherwise participating in the solicitation of proxies in connection with the Special Meeting other than to make capital contributions to Cavendish Global Limited to finance the solicitation of proxies by Cutrale-Safra.   Accordingly, none of the officers or directors of Burlingtown UK LTD or Erichton Investments Ltd. is a participant in Cutrale-Safra’s solicitation of proxies in connection with the Special Meeting.

Interests of Participants and Other Potential Participants

No person or entity listed above has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Proxy Statement other than as set forth below:

As of August 28, 2014, Cavendish Alpha Corporation, a wholly owned subsidiary of Erichton Investments Ltd., was the beneficial owner of 100 Chiquita Shares and Erichton Investments Ltd. was the beneficial owner of 106,689 Chiquita Shares.  Erichton Investments Ltd. owns 50% of the equity interests in Cavendish Global.

I-1

SCHEDULE II

SECURITY OWNERSHIP OF CHIQUITA PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following tables are reprinted from Chiquita’s Definitive Proxy Statement filed with the SEC on August 6, 2014.

Principal Shareholders of Chiquita

The following table sets forth certain information regarding the beneficial ownership of Chiquita common shares as of August 4, 2014 (except as noted) by: (i) each of the current directors of Chiquita; (ii) each of the current executive officers of Chiquita; (iii) all current directors and executive officers of Chiquita as a group; and (iv) all persons who on August 4, 2014 were known by Chiquita to be beneficial owners of more than five percent of its ordinary shares.  All percentages are based upon the number of Chiquita common shares outstanding as of August 4, 2014.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares (1)(2)	Percent of Total
5% Shareholders:
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,938,801(3)	8.4%
BlackRock Inc. 40 East 52nd Street New York, NY 10022	3,229,618(4)(5)	6.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	2,654,757(4)(6)	5.7%
Pentwater Capital Management LP 614 Davis Street Evanston, IL 60201	2,592,318(4)(7)	5.5%
Named Executive Officers and Directors:
Kerri B. Anderson	64,833	*
Howard W. Barker, Jr.	80,863(8)	*
Rick P. Frier	5,228(9)	*
Clare M. Hasler-Lewis	71,953(8)	*
Kevin R. Holland	132,934(9)(10)	*
Craig E. Huss	6,086(8)	*
Brian W. Kocher	108,552(9)	*
Edward F. Lonergan	142,618(9)	*
Jeffrey N. Simmons	28,340	*
Steven P. Stanbrook	111,985(8)	*
James E. Thompson	107,132(9)	*
Ronald V. Waters III	11,239	*
All current directors and executive officers as a group (13 persons)	930,923(9)(10)	2.0%

*           Represents beneficial ownership of less than 1% of outstanding Chiquita common shares.

(1)           Under SEC rules, for purposes of preparing this table, shares are beneficially owned if a person has or shares the power (i) to vote them or direct their vote (voting power) or (ii) to sell them or direct their sale (dispositive power), even if the person has no financial interest in the shares.  In addition, shares that a person has the right to acquire within 60 days are considered to be beneficially owned.

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(2)           Unless otherwise noted, each person has full voting and dispositive power over the shares listed except for Chiquita common shares issuable upon the exercise of stock options or upon the vesting of restricted stock units (RSUs) as described in the footnotes below.

(3)           This information is based on a Schedule 13G amendment filed with the SEC on February 10, 2014 in which Dimensional Fund Advisors LP, an investment adviser to four registered investment companies and investment manager to certain other commingled group trusts and separate accounts, reported that it has sole voting power over 3,847,014 Chiquita common shares and sole dispositive power over 3,938,801 Chiquita common shares, and that it disclaims beneficial ownership of such Chiquita common shares, all of which were reported as owned by the foregoing investment companies, group trusts and separate accounts.

(4)           This information reflects shares held as of December 31, 2013.

(5)           This information is based on a Schedule 13G amendment filed with the SEC on January 28, 2014 in which BlackRock Inc. reported that it beneficially owns and has sole voting power over 3,084,716 Chiquita common shares and sole dispositive power over 3,229,618 Chiquita common shares through certain subsidiaries.

(6)           This information is based on a Schedule 13G amendment filed with the SEC on February 12, 2014 in which The Vanguard Group, an investment advisor, reported that it beneficially owns 2,654,757 Chiquita common shares of which 74,795 Chiquita common shares and 6,100 Chiquita common shares are beneficially held by Vanguard Fiduciary Trust Company and Vanguard Investments of Australia, Ltd., respectively, both wholly owned subsidiaries, and has sole power to vote or direct the vote of 80,895 Chiquita common shares, shared dispositive power over 74,795 Chiquita common shares and sole dispositive power over 2,579,962 Chiquita common shares.

(7)           This information is based on a Schedule 13G filed with the SEC on February 14, 2014 in which Pentwater Capital Management LP, an investment advisor, reported that it beneficially owns and has sole voting power and sole dispositive power over 2,592,318 Chiquita common shares.

(8)           Includes RSUs for the following numbers of Chiquita common shares that are deliverable when the recipient ceases to be a non-employee director: Mr. Barker, 10,051 Chiquita common shares; Mr. Stanbrook, 10,000 Chiquita common shares; and Dr. Hasler-Lewis, 2,500 Chiquita common shares.  Also includes the following numbers of whole Chiquita common shares held as of June 30, 2014 under the Directors Deferred Compensation Program; these Chiquita common shares will be issued when the recipient ceases to be a non-employee director: Ms. Anderson, 1,766 Chiquita common shares; Mr. Barker, 60,812 Chiquita common shares; Dr. Hasler-Lewis, 63,857 Chiquita common shares and Mr. Huss, 4,086 Chiquita common shares.

(9)           Does not include shares issuable upon the vesting of time-vested RSUs that will vest more than 60 days after August 4, 2014, in the following amounts: Mr. Frier, 47,638 Chiquita common shares; Mr. Holland, 70,748 Chiquita common shares; Mr. Kocher, 135,150 Chiquita common shares; Mr. Lonergan, 115,533 Chiquita common shares; Mr. Thompson, 67,031 Chiquita common shares; and all current directors and executive officers as a group, 460,650 Chiquita common shares.  Also does not include Mr. Lonergan’s options to purchase 1,440,062 Chiquita common shares, unvested RSUs and performance-based awards that are contingent upon completion of combination, and unvested performance-based awards under which share amounts are not determinable.

(10)           Includes the following share equivalents as of June 30, 2013 held in the Common Stock Fund of the Chiquita 401(k) Plan, which are expressed as units and represent a participant’s proportionate interest in the Common Stock Fund: Mr. Holland, 3,234 Chiquita common share equivalents; and all current executive officers as a group, 3,343 Chiquita common share equivalents.

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IMPORTANT

If your Chiquita Shares are held in your own name, please use the GOLD proxy card to vote by Internet or telephone or sign, date and return the enclosed GOLD proxy card today.  If your Chiquita Shares are held in “street-name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions.  Please return the enclosed GOLD voting instruction form to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy card is voted on your behalf.  If your broker or bank provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.

We urge you not to sign any proxy card you may receive from Chiquita, even as a protest vote against the Proposed Fyffes Combination.

If you have any questions or require any assistance in voting your Chiquita Shares, please contact:

501 Madison Avenue, 20th Floor
 New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND MARK, SIGN, DATE, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED  Please mark vote as in this example X  Cutrale-Safra recommends you vote “AGAINST” proposals 1 through 5. 1. Adopt the transaction agreement, dated March 10, 2014, among Chiquita Brands International, Inc., Fyffes plc, Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., and approve the merger. 2. Approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes which are required under Irish law in order to allow ChiquitaFyffes to make distributions and to pay dividends and repurchase or redeem shares following completion of the combination. 3. Approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination. 4. Approve the Amended Chiquita Stock and Incentive Plan. 5. Approve any motion to adjourn the Chiquita special meeting (other than the Cutrale-Safra Negotiation Proposal as described in proposal 6). FOR AGAINST ABSTAIN  Cutrale-Safra recommends you vote “FOR” proposal 6. 6. Approve any motion made by Cutrale-Safra to adjourn the Chiquita special meeting, or any adjournments thereof. FOR AGAINST ABSTAIN  Date: (Signature) (Signature, Joint Owners) NOTE: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee or other fiduciary, please add your title as such. Joint owners, should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND MARK, SIGN, DATE, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED CHIQUITA BRANDS INTERNATIONAL, INC. Special Meeting of Shareholders of Chiquita Brands International, Inc. to be held on September 17, 2014. This Proxy is solicited on behalf of Cavendish Global Limited, Cavendish Aquisition Corporation, Burlingtown UK LTD and Erichton Investments Ltd. In Opposition to the Proposed Combination of Chiquita Brands International, Inc. and Fyffes plc  THE BOARD OF DIRECTORS OF CHIQUITA BRANDS INTERNATIONAL, INC. IS NOT SOLICITING THIS PROXY The undersigned hereby appoints Michael Rubinoff and Sascha Knobloch, and each of them, as proxies, with full power of substitution, to vote all common shares which the undersigned has power to vote at the 2014 Special Meeting of Shareholders of Chiquita Brands International, Inc. to be held on September 17, 2014, at 9:00 a.m. local time, and at any adjournment or postponement thereof, in accordance with the instructions set forth herein and with the same effect as though the undersigned were present in person and voting such shares. The proxies are authorized, in their discretion, to vote upon such other business as may properly come before the meeting. IF PROPERLY EXECUTED THIS PROXY WILL BE VOTED “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS (PROPOSALS 1-5) AND “FOR” THE CUTRALE-SAFRA NEGOTIATION PROPOSAL (PROPOSAL 6) LISTED ON THE REVERSE SIDE OF THIS PROXY CARD UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED. YOUR VOTE IS VERY IMPORTANT - PLEASE VOTE TODAY. (Continued and to be signed and dated on reverse side) GOLD PROXY